FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is an investor presentation dated July 28, 2022 of Diana Shipping Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: July 28, 2022	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1

 We create to share  Financial Results for the   2nd Quarter of 2022  July 28, 2022

 Director & President  Anastasios  Margaronis  Director &  Chief Executive Officer   Semiramis  Paliou  Director,  Chief Financial Officer,  Chief Strategy Officer, Secretary & Treasurer  Ioannis  Zafirakis  Our Executives  Our Company’s confidence stems from    our established track record  We create to share 2  Chief Operating Officer  Eleftherios   Papatrifon  Maria  Dede  Chief Accounting Officer

 We create to share 3  Financial Results for the   2nd Quarter of 2022

 Forward  Looking  Statements  Cautionary   statement  regarding   onward-looking  statements  This presentation does not constitute or form part of and should not be construed as an offer to sell any security or an invitation, solicitation, or inducement to purchase or subscribe for any security. This presentation should not be construed and does not constitute either advice or a recommendation regarding the purchase, holding or sale of any security. No representations or warranties, express or implied, are given in, or in respect of the accuracy or completeness of any information included in, this presentation. Matters discussed in this presentation may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.   The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. We undertake no obligation, except as required by law, to publicly update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise.  The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.  We create to share 4 people across sea & ashore  856****  We create to share 5  35 vessels  in the water*  5 vessels  mortgage free**  99.1%  AVERAGE FLEET UTILIZATION***  Diana’s key points  33 vessels managed by Diana Shipping Services S.A.   2 vessels managed by Diana Wilhelmsen Management Limited  *As of July 19, 2022. m/v Florida bareboat chartered-in. m/v Baltimore sold and expected to be delivered to the buyers in the third quarter of 2022.  **As of July 19, 2022. m/v Baltimore sold and expected to be delivered to the buyers in the third quarter of 2022.  ***For the six months ended June 30, 2022   ****As of June 30, 2022.

 We create to share 6  In May 2022, declared a cash dividend in the amount of US$0.25 per common share, in the aggregate amount of approximately US$21.6m  In June 2022, signed a Memorandum of Agreement for the sale of m/v Baltimore, in the aggregate sale price of US$22.0m, 20% of which was paid upon signing of the Memorandum of Agreement and 80% of which will be paid upon the delivery of the vessel in the form of newly issued preferred shares of OceanPal Inc.   In July 2022, prepayment of US$4.8m and release of the mortgage over m/v Baltimore  In July 2022, declared a cash dividend in the amount of US$0.275 per common share, in the aggregate amount of approximately US$23.7m  As of July 19, 2022, we have secured US$114.1m contracted revenues for 84% of the remaining ownership days of the year 2022 and have secured US$93.0m contracted revenues for 30% of the ownership days of the year 2023  Highlights of the 2nd Quarter 2022  and recent developments

 We create to share 7  TC Revenues  $74.5m  $47.0m  Earnings per common share, diluted  $0.42  $0.02   Three months ended June 30,   2022 2021  *Source: Company’s filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences  Cash, Cash Equivalents and Restricted cash  $130.3m  $126.8m  Long-term debt and lease obligation, net of deferred financing costs   $451.7m  $423.7m  June 30, 2022 December 31, 2021  Financial Highlights for the 2nd Quarter 2022*

 Recent Chartering Activity  We secured charters on 5 vessels*  3 Panamax/Post-Panamax vessels chartered at a daily rate of $19,881 for a remaining average period of 188 days per vessel**  2 Capesize vessels chartered at a weighted average daily rate of $21,922 for a remaining average period of 288 days per vessel**     Fixed Period **  Previous Charter Period  *From May 24, 2022 until July 22, 2022  **Earliest redelivery date  Source: Company’s filings with the U.S. Securities and Exchange Commission  VESSEL  TYPE  BUILT  RATE  Q4/20  Q1/21  Q2/21  Q3/21  Q4/21  Q1/22  Q2/22  Q3/22  Q4/22  Q1/23  Q2/23  Q3/23  New York  Capesize  2010  $23,000  Selina  Panamax  2010  $22,000  Boston  Capesize  2007  $20,500  Electra  Post-Panamax  2013  $17,500  Melia  Panamax  2005  $20,000  We create to share 8

 Summary of Selected Financial & Other Data*  Statement of Operations Data  ($ Millions)  ($ Millions)  Time charter revenues  74.5  47.0  Voyage expenses  (1.1)  2.3  Vessel operating expenses  18.4  19.2  Net income  35.6  2.8  Net income, attributed to common stockholders  34.2  1.4  Fleet data  Average number of vessels  35.0  37.0  Number of vessels  35.0  37.0  Weighted average age of vessels  10.4  10.4  Ownership days  3,185  3,367  Available days  3,068  3,319  Operating days  3,059  3,305  Fleet utilization  99.7%  99.6%  Average Daily Results   (US$)  (US$)  Time charter equivalent (TCE) rate**  24,633  13,477  Daily vessel operating expenses***   5,775  5,696   Three months ended June 30,   2022 2021  *Source: Company’s filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences  **Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.    ***Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.   We create to share 9

 Summary of Selected Financial & Other Data*  Statement of Operations Data  ($ Millions)  ($ Millions)  Time charter revenues  140.5  88.1  Voyage expenses  0.7  4.1  Vessel operating expenses  34.8  37.7  Net income  61.6  1.5  Net income/(loss), attributed to common stockholders  58.8  (1.4)  Fleet data  Average number of vessels  34.3  37.6  Number of vessels  35.0  37.0  Weighted average age of vessels  10.4  10.4  Ownership days  6,202  6,801  Available days  5,974  6,753  Operating days  5,919  6,692  Fleet utilization  99.1%  99.1%  Average Daily Results   (US$)  (US$)  Time charter equivalent (TCE) rate**  23,400  12,439  Daily vessel operating expenses***   5,615  5,548   Six months ended June 30,   2022 2021  *Source: Company’s filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences  **Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.    ***Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.   We create to share 10

 Income Statement*  $ Millions  $ Millions  Time charter revenues  74.5  47.0  Expenses  Voyage expenses  (1.1)  2.3  Vessel operating expenses  18.4  19.2  Depreciation and amortization of deferred charges  10.7  10.1  General and administrative expenses  7.9  7.2  Management fees to related party  0.1  0.4  Insurance recoveries  (1.5)  -  Other operating income  (0.4)  0.1  Operating income, Total  40.4  7.7  Other Income / (Expenses)  Interest expense and finance costs  (6.0)  (4.7)  Interest and other income  0.4  -  (Loss)/Gain on extinguishment of debt   -  (0.2)  Gain/(Loss) from equity method investments   0.8  (0.1)  Total other expenses, net  (4.8)  (4.9)  Net Income  35.6  2.8  Dividends on series B preferred shares  (1.4)  (1.4)  Net Income, attributed to common stockholders  34.2  1.4  Earnings per common share, basic  0.44  0.02  Earnings per common share, diluted  0.42  0.02  Three months ended June 30,   2022 2021  *Source: Company’s filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences  We create to share 11

 Income Statement*  $ Millions  $ Millions  Time charter revenues  140.5  88.1  Expenses  Voyage expenses  0.7  4.1  Vessel operating expenses  34.8  37.7  Depreciation and amortization of deferred charges  20.5  20.1  General and administrative expenses  14.9  13.9  Management fees to related party  0.2  0.9  Loss on Sale of Vessels  -  0.2  Insurance Recoveries  (1.8)  -  Other operating income  (0.3)  -  Operating income, Total  71.5  11.2  Other Income / (Expenses)  Interest expense and finance costs  (11.2)  (9.3)  Interest and other income  0.6  0.1  Loss on Extinguishment of Debt   -  (0.2)  Gain/(Loss) from Equity Method Investments   0.8  (0.2)  Total other expenses, net  (9.8)  (9.6)  Net Income  61.6  1.5  Dividends on series B preferred shares  (2.9)  (2.9)  Net Income/(Loss), attributed to common stockholders  58.8  (1.4)  Earnings/(Loss) per common share, basic  0.76  (0.02)  Earnings/(Loss) per common share, diluted  0.73  (0.02)  Six months ended June 30,   2022 2021  *Source: Company’s filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences  We create to share 12

 Balance Sheet*  *Source: Company’s filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences  **Net of deferred financing costs of $7.6 million.  ***Includes $17.5 million restricted cash.  As of June 30, 2022$451.7 million Total Debt**  $130.3 million of Cash***  Net Debt of $329.0 million  June 30, 2022 December 31, 2021  Assets  $ Millions  $ Millions  Cash, cash equivalents and restricted cash   130.3  126.8  Other current assets  34.8  15.4  Total fixed assets  720.3  682.6  Investments in related parties  8.1  7.6  Deferred and other non-current assets  15.3  9.6  Total Assets  908.9  842.0  Liabilities and Stockholders’ Equity  Long-term debt and lease obligation, net of deferred financing costs  451.7  423.7  Other liabilities  35.1  25.1  Total stockholders’ equity  422.1  393.2  Total Liabilities and Stockholders’ Equity  908.9  842.0  We create to share 13

 Current Debt Amortization Profile  We create to share 14  Source: Company

 Breakeven Costs  Modest All-in   *As of June 30, 2022.  **As of June 30, 2022, adjusted for non-cash items. Includes management fees to Diana Wilhelmsen Management Limited.  ***Assumes earliest redelivery dates of all vessels on charter.   Source: Company  Per Day  Per Vessel  Free Cash Flow  Breakeven  =$13,977  As of July 19, 2022  2022  2023  Average Daily Time Charter Rate of Fixed Revenues***  $24,098  $24,963  % of Total Fixed Days  84%  30%  We create to share 15

 Non-speculative & disciplined employment  *Bareboat charter-in.   **Vessel sold and expected to be delivered to her new owners in the third quarter of 2022.   ***As of July 19, 2022  Source: Company  Fixed Period  Previous Charter Period  strategy  Secured Revenues $114.1m*** for the remaining   of 2022  Average Daily TC Rate of Fixed Revenues  24,098*** for the remaining   of 2022  Period of the vessel not in our possession   16% Unfixed days***  for the remaining  of 2022  We create to share 16  Average contract duration***  1.21 years

 We create to share 17  * From July 19, 2022  ** As of June 30, 2022 (slide 15)  *** Assumes vessels fixed for 12 months upon redelivery to owners from previous charter  **** As of July 25, 2022  Source: Company’s filings with the U.S. Securities and Exchange Commission  Panamax  Kamsarmax  Post-Panamax  Capesize  Newcastlemax  Q3 2022  $18,000  $19,300  $18,000  $21,500  $25,900  Q4 2022  $18,500  $19,800  $18,500  $23,800  $28,500  Q1 2023  $13,700  $15,100  $13,700  $11,800  $14,100  Q2 2023  $14,700  $16,000  $14,700  $16,600  $19,900  Q3 2023  $14,200  $15,600  $14,200  $22,400  $26,900  Q4 2023  $13,400  $14,800  $13,400  $20,100  $24,100  Q1 2024  $12,200  $13,600  $12,200  $12,400  $14,900  Q2 2024  $12,900  $14,200  $12,900  $17,300  $20,700  FFA rates**** used for the unfixed revenues calculation  Breakeven vs Estimated Revenue for the remainder of 2022 & 2023  *

 We create to share 18  Dry Bulk Market Overview  Source: Clarksons SIN

 Source: Clarksons SIN  4.6%  12.0%  5.7%  10.8%  Key demand drivers  CAGR (2001-e2022)  We create to share 19

 We create to share 20  Source: Clarksons SIN  Increase YTD  Chinese Steel - 7%  US Wheat + 23%  US Corn + 26%  Chinese Iron Ore + 12%  Australian Thermal Coal +117%  Major Seaborne Commodity Prices

 Source: Clarksons SIN  orderbook is at a historical low  Dry bulk  The dry bulk orderbook is at a 20-year low point,   total orderbook as % of total fleet is <7%  We create to share 21

 Diana Shipping Inc.’s Summary  Remain focused on generating and securing free cash flows and rewarding our shareholders with potentially growing dividends  Maintain a strong balance sheet that allows us to entertain creative growth and fleet renewal at the opportune time  Committed to our long-term strategy of providing relative stability in a cyclical business with an emphasis on maximizing shareholder value  We create to share 22

 Q & A